August 13, 2012

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Washington DC  20549

Re: File No. 0-51139, response to your third review letter dated August 6, 2012

Dear Mr. Humphrey,

This letter responds to your comments contained in your correspondence dated August 6, 2012 pursuant to the mandates of Sarbanes-Oxley regarding the tri-annual review of all registrants’ reports.  Previous correspondence was your letter to us dated May 22, 2012 and July 16, 2012 and our initial response dated June 14, 2012 and subsequent response dated July 25, 2012.

We plan to file an amendment to our Form 10K filed for the year ended December 31, 2011 and to our Form 10Q for the quarter ended March 31, 2012 as a result of this process. Previously our general counsel, Roger Davidson, spoke with your office and that it is agreed that we may file this responsive correspondence on Edgar but that the supplemental documents including the proposed 10K/A and 10Q/A may be delivered to you by way of e-mail. We have completed the changes to the December 31, 2011 10K/A and the March 31, 2012 10Q/A.  After your review we plan to submit these documents via EDGAR.

We represent the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing.
•	The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wayne Harding, CFO
Two Rivers Water Company

Two Rivers Water Company – 2000 South Colorado Blvd., Tower 1 Ste 3100 – Denver, CO 80222
(303) 222-1000   www.2riverswater.com

We will first state your comment in italics and then we will provide a response.  We have submitted by email a review changes copy of our proposed 2011 10K/A and March 31, 2012 10Q/A in PDF format.

 Business Summary, page 1
1. Refer to your response to our prior comment 1. We continue to believe that the averages for the most recent ten, five and three fiscal years should also be disclosed in this section. We will not object if you wish to accompany this disclosure with cautionary language comparable to that furnished to the staff in the final paragraph of your response.

Our response:

The Company will amend its disclosures to the Business Summary, Page 2 and 3 and to Note in the Financials with the following language:

“The 15,000 acre-feet average is based on a 50+ year period of record and also relies on historic studies of these rights by a variety of engineers at various times.  It is common practice within the water industry in Colorado to use long periods of time to create reliable averages of water flow.  The Company believes that using averages relating to only recent years can be misleading.  If one of those years was particularly dry or wet, it would skew the averages.  For example, in four out of the last ten years, there has been an extreme drought in the Western United States and in the Arkansas River watershed, our area of operations.  Due to this drought condition, our flow  averages for the most recent ten, five and three fiscal years are 8,200 AF, 10,500 AF and 10,400 AF, respectfully.  A similar request for the same averages for the decade beginning in 1980 would be about approximately 15,900 AF, 18,500 AF and 17,200 AF.”

 Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 12
2. Refer to comment 3 of our letter dated July 16, 2012. To facilitate the readers’ understanding of your business, we requested that you disclose certain information previously furnished to the staff supplementally. That information is that “The Division of Water Resources administers the water rights of the Arkansas River basin on a daily basis. The Arkansas Daily report is posted on a webpage and shows the “call” with respect to seniority. On each tributary, DWR has full-time and seasonal personnel who monitor the flow in the river and allocate the water to individual water rights based on seniority. Our farmers are in regular contact with the local water commissioner and our resource manager stays in touch with the senior staff members or DWR.” Please tell us where these disclosures are included in your draft Form 10-KA or revise it include them before filing.

Our response:

We have added the following language to our proposed 10-KA filing on Page 1, Item 1 Business, Summary:

SEC 2011 10K Review Third Response Letter, August 13, 2012

“Irrigated farmland and the water supplies to support it are the key components to our business plan.  In Colorado and the Western United States, water is scarce, and the right to use water is based on the Prior Appropriation Doctrine which is often referred to as “first in time, first in right.”  Under this doctrine, water use is allocated to satisfy the oldest (“most senior”) water right before water is allocated to the next water right in historic chronology (a “junior water right” in comparison to a water right perfected earlier).  Moreover, in Colorado, water rights and their relative priorities are protected by judicial decrees and are administered by the Office of the State Engineer (the “State Engineer”) within the Colorado Department of Water Resources (“DWR”).  The ability to consistently irrigate farmland, and thus avoid the inconsistencies of rainfall, is therefore tied to the relative seniority of historic water rights.  Two Rivers is focused on developing irrigated farmland and maximizing beneficial use of the water rights associated with that farmland.”

Further, we added the language from your comment #2 under “Our Water Business” on page 8 (page 10 on the marked up version).

Financial Statements
Note 1. Organization
Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 75
3. Reference is made to your response to our prior comment 14. We note that you have appropriately provided the proposed additional disclosures in the Business section of the filing on page 12. Please also include these disclosures in Footnote 1 to the financial statements under this heading.

Our response:

For a more complete disclosure of our Orlando purchase and commitments, we propose that we change the language on page 12 and to Note 1 in the Financials in the 10-KA as follows:

“Approximately 1,500 acres of irrigable farmland in the Butte Valley acquired by the Company in connection with the Orlando purchase (the “Lascar-Butte Acres”) is subject to a conditional right to a repurchase by the sellers.  The repurchase option is for $1.00 but is only effective on or after September 7, 2021 and only if the sellers have previously offered to purchase from the Company at least 2,500 SFE (single family equivalent) Taps, and tendered payment of a $6,500 Water Resource Fee per SFE Tap pursuant to an agreement.  Under that repurchase scenario, the Company would have already begun providing tap water service to the Lascar-Butte Acres and received a minimum of $16,250,000 in Water Resource Fees from sellers.  Also, the sellers of Orlando have the right after twenty years to repurchase Lascar-Butte Acres for $3,000,000.

In 2011 and 2012, the Company made substantial improvements to the Lascar-Butte Acres to restore the farmable land and enhance the associated water rights.  These improvements include but are not limited to installing an irrigation system, rebuilding the outlet works and diversion structure at the Orlando Reservoir, rebuilding the Orlando Ditch, laser leveling the farm land, purchasing nearby land, making filings with the water courts to enhance the water rights, and planting sorghum for harvest.  These improvements will allow the Company to commence farming on the Lascar-Butte Acres in 2012 with a crop of sorghum.  Through December 31, 2011, the Company expended in excess of $1,269,000 in rebuilding and preparing the Lascar-Butte Acres for farming and developing the associated water rights.  The Company believes these substantial improvements satisfy certain obligations under, and terminate, an additional Seller’s option to re-purchase the Lascar-Butte Acres.   The seller had an option to repurchase the Lascar-Butte Acres by September 7, 2013, if the Company did not use its best efforts to complete substantial improvements to the Lascar-Butte Acres, or if the Company did not commence farming on Lascar-Butte Acres.”

SEC 2011 10K Review Third Response Letter, August 13, 2012

Note 4. Notes Payable, page 85
4. On page 86 of the filing, you disclose the stated interest rate on the Series B convertible debt offering. Please also disclose the effective interest rate on this debt after considering the allocations to the warrants and to the beneficial conversion feature.

Our response:

We added the following to the end of the paragraph just before the summary table of the Company’s long term debt as follows:

“The Company estimated the effective interest rate to be 46% per annum.”

5. We note that the transactions occurred in the second and third quarters of fiscal 2011. To facilitate the readers’ understanding, please also provide a footnote that discloses net loss and earnings per share by quarter both before and after the restatement. Alternatively, the related Forms 10-Q for the second and third quarters of fiscal 2011 may be restated, if preferred.

Our response:

The closing of Series B occurred in multiple stages with the first closing of $3,355,000 occurring on June 27, 2011.  Since this was only 3 days before quarter end, the effect on earnings due to the additional amortization of the Series B warrants and beneficial conversion is immaterial.  The additional amortization of the Series B discount for the quarter ended September 30, 2011 was $22,000.

Therefore, in the 10-KA at the bottom of the Restated Consolidated Statement of Operations, we added:

“For the three and nine months ended September 30, 2011, the earnings would be reduced by $22,000, which would not have an effect on the reported earnings per share.”

6. We have reviewed the draft Form 10-Q/A for the quarterly period ended March 31, 2012. The balance sheet included for December 31, 2011 is not consistent with the restated balance sheet included in your draft Form 10-K/A. Please revise both balance sheets for consistency.

Our response:

We have corrected the March 31, 2012 10-Q/A balance sheet for December 31, 2011.  A copy of our proposed March 31, 2012 10-Q/A is submitted herewith showing the corrections.

SEC 2011 10K Review Third Response Letter, August 13, 2012

Note 5. Information on Business Segments, page 87
7. Reference is made to your responses to our prior comments 16, 17 and 18. Please specifically identify the location of each of the disclosures you have proposed to provide in your responses. Alternatively, please revise the draft Form 10-KA to include them within this footnote.

Our response:

We have added clarity to Note 5 of our financials on page 85 of the 10-KA.

Other items:

On an additional discussion item, I would like to clarify my response in my July 25, 2012 letter to you as it pertains to your items 21 and 22 covering the effectiveness of our financial reporting and internal controls and our disclosure controls and procedures.

Upon review of the accounting treatment of our Series B convertible debt with a detachable warrant, we concur with the SEC’s stance that the accounting treatment set forth in ASC 470-20-30-5 applies to Series B.  The fair value of the detachable warrant should have been deducted from stated debt conversion price to determine if there was a beneficial conversion. Therefore, in our case, there was a beneficial conversion which should have been accounted for and the fair value of the warrant allocated first.

We have in place an outside accounting expert that we confer with on complex accounting matters.  When we recorded the Series B transaction, we conferred with this expert.  We also conferred with our auditors.  All concurred that we were properly accounting for the Series B transaction.   These review procedures are still in place.  We intend to disclose our procedures in our December 31, 2011 10-KA and March 31, 2012 10-QA and June 30, 2012 10-Q.

We understand that management is responsible for both internal controls over financial reporting (ICFR) as well as disclosure controls and procedures (DCP).  Based on our procedures taken for the accounting treatment of the Series B debt, we believe that our ICFR was effective, but our DCP was not effective since our misinterpretation of ASC 470-20 was incorrect, thereby giving rise to a restatement.  The restatement of the December 31, 2011 10K and the March 31, 2012 10Q filing revealed that we were not timely in our filing and our filing was inaccurate.

Therefore, in Items 9A and 9A(T) Controls and Procedure, we propose amending our December 31, 2011 10-K/A at Item 9A and our 10-Q/A for March 31, 2012, at Item 4, with the following language:

Controls and Procedures.

We are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.  Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

SEC 2011 10K Review Third Response Letter, August 13, 2012

Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules  13a-15(e) and 15d-15(e)  under the Securities  Exchange Act of 1934,  as  amended  (the  "Exchange  Act"))  that are  designed  to ensure  that information  required to be disclosed in our reports  under the Exchange Act, is recorded,  processed,  summarized and reported within the time periods  required under  the  SEC's  rules and forms  and that the  information  is  gathered  and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow for timely decisions regarding required disclosure.

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation,  with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO” who is also the Company’s principal financial and accounting officer), of the effectiveness of the Company’s disclosure  controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, and taking the matters described below into account, the Company’s CEO and CFO have concluded that our disclosure controls and procedures were not effective during reporting period ended December 31, 2011.

On July 24, 2012, management concluded, after consultation with the Audit Committee and external auditors that the Company had not properly accounted for a beneficial conversion feature on its Series B Convertible debentures since August 2011.  This error had a material effect on our previously issued consolidated financial statements for the year ended December 31, 2011 and the quarters ended September 30, 2011 and March 31, 2012, which is requiring us to restate the financial statements for such periods.

In conjunction with the matter described above, management has re-evaluated its previously provided assessments as of September 30, 2011, December 31, 2011, and March 31, 2012 regarding the effectiveness of the Company’s disclosure controls and procedures and determined that as of these periods, the disclosure controls and procedures were properly designed to detect a material misstatement of its financial statements from occurring in the future.  However, due to a misinterpretation of an accounting standard on beneficial conversion features, the filings and disclosures made on the financial statements representing September 30, 2011, December 31, 2011 and March 31, 2012, the disclosure control was not effective.

SEC 2011 10K Review Third Response Letter, August 13, 2012

Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

 (i)           pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)           provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and

(iii)           provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the small business issuer’s internal control over financial reporting as of the year ended December 31, 2011 is that we believe that internal control over financial reporting has been effective.

In 2008, we hired a full time in-house Certified Public Accountant, who, as of September 2009, became our Chief Financial Officer.  Under the direction of our CFO, we have taken the following steps:

SEC 2011 10K Review Third Response Letter, August 13, 2012

•
We have added staff members to the finance department to ensure that there are sufficient resources within the department to prepare our financial statements and disclosures in accordance with accounting principles generally accepted in the United States of America.

•	In 2010, we established an Audit Committee of the Board to oversee the financial reporting of the Company.
•
In 2011, we hired internal control consultants, and together we have analyzed and documented our processes for all business units and the establishment of formal policies and procedures with necessary segregation of duties.

•	Upon the documentation of processes, policies and procedures, staff was trained in our procedures and a verification of these procedures was made.
•	We expect to continue our review of our internal control procedures in 2012.

There were no changes in our internal control over financial reporting during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management has re-evaluated the operational effectiveness of our internal controls over financial reporting and with the reviews being provided by our external resource, and management believes that the accounting interpretation, described in this section above that led to the error in application of the complex accounting for beneficial conversion of convertible debt has been fully remediated, and further that the Company’s internal controls over financial reporting were fully effective as of December 31, 2011.

We will continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the facts described above and employ any additional tools and resources deemed necessary to ensure that our financial statements are fairly stated in all material respects.

[In particular to the 10-K the company we will state:]

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s testing of internal control was not subject to attestation by the Company’s registered  public  accounting  firm pursuant to rules of the SEC that permit the Company to provide only Management’s report in this annual report.

SEC 2011 10K Review Third Response Letter, August 13, 2012